Exhibit 12.1

Air Methods Corporation
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,					Nine Month Period Ended
	2004(1)	2005	2006	2007	2008	September 30, 2009
Calculation of Earnings
Pre-Tax Income From Continuing Operations	$19,454	$20,025	$30,344	$45,448	$30,478	$42,631
Fixed Charges	14,037	13,238	14,354	16,982	23,705	18,068
Pre-Tax Income From Continuing Operations and Fixed Charges	$33,491	$33,263	$44,698	$62,430	$54,183	$60,699
Calculation of Fixed Charges
Interest Expense	$7,856	$5,956	$5,821	$5,609	$5,197	$3,643
Interest Factor in Rental Expense (2)	6,181	7,282	8,533	11,373	18,508	14,425
Total Fixed Charges	$14,037	$13,238	$14,354	$16,982	$23,705	$18,068
Ratio of Earnings to Fixed Charges	2.39	2.51	3.11	3.68	2.29	3.36

Notes
(1)	Pre-tax income from continuing operations for 2004 includes $14,090 for the pre-tax cumulative effect of a change in method of accounting for maintenance costs.
(2)	The portion of total rental expense that represents the interest factor is estimated to be 32%.